UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39519

Vitru Limited
(Exact name of registrant as specified in its charter)

Rodovia José Carlos Daux, 5500
Torre Jurerê A, 2nd floor
Saco Grande, Florianópolis, State of Santa Catarina
88032-005, Brazil
+55 (47) 3281-9500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares, par value U.S.$0.00005 per share

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

* Vitru Limited (“Vitru Cayman”) has been merged (the “Merger”) with and into Vitru Brasil Empreendimentos, Participações e Comércio S.A. (“Vitru Brazil”), as described in Vitru Brazil’s registration statement on Form F-4 (File No. 333-274353), filed on September 6, 2023, as amended from time to time, under the Securities Act of 1933, as amended. On June 7, 2024, the Nasdaq Stock Market LLC filed a Form 25 to remove Vitru Cayman’s common shares, par value U.S.$0.00005 per share, from listing and registration pursuant to 17 CFR 240.12d2-2(a)(3). As a result of the Merger, Vitru Cayman ceased to exist.

Pursuant to the requirements of the Securities Exchange Act of 1934, Vitru Brasil Empreendimentos, Participações e Comércio S.A., as successor to Vitru Limited, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 17, 2024

VITRU BRASIL EMPREENDIMENTOS, PARTICIPAÇÕES E COMÉRCIO S.A.

By:	/s/ William Victor Kendrick de Matos Silva
Name: William Victor Kendrick de Matos Silva
Title: Chief Executive Officer

By:	/s/ Ana Paula Rodrigues
Name: Ana Paula Rodrigues
Title: Chief Operating Officer